Exhibit (a)(5)(JJ)
ACCIONA AND ENEL TAKEOVER BID ATTAIN ACCEPTANCE
BY 46.05% OF ENDESA’S SHARE CAPITAL
Madrid/Rome 5th October 2007 – The CNMV has announced today that the level of acceptances of the takeover bid jointly launched by Acciona, S.A. (Acciona) and Enel Energy Europe S.r.l. (EEE, a wholly-owned subsidiary of Enel S.p.A.) has been 46.05% of Endesa’s share capital, of which 45.62% (equal to 483,060,017 shares) has been tendered into the Spanish Offer and 0.43% (equal to 4,541,626 shares and ADSs) has been tendered into the U.S. Offer. Therefore the only remaining condition precedent to the Spanish Offer has been satisfied and the Spanish Offer has been completed, and all remaining conditions precedent to the U.S. Offer have been satisfied and the U.S. Offer has been completed. Both companies expressed their satisfaction at this high level of acceptance of the takeover bid. In accordance with the agreements between Acciona and EEE, Acciona has acquired 3.97% of Endesa’s share capital (equal to 42,079,382 shares) pursuant to the Offers and EEE has acquired 42.08% (equal to 445,522,261 shares) pursuant to the Offers at the offer price of 40.16 euro per share and per ADSs in cash. Therefore, Acciona currently holds, directly or indirectly, 25.01% of Endesa’s share capital (equal to 264,793,905 shares) while EEE holds 67.05% of the same capital (equal to 709,923,858 shares).
The settlement of the Spanish Offer will occur on Wednesday, 10 October and the settlement of the U.S. Offer promptly thereafter.
Important Information Regarding the Offers
On July 30 2007, Acciona, a Spanish corporation, and EEE (collectively, the “Offerors”), an Italian limited liability company and a wholly-owned subsidiary of ENEL S.p.A. (“ENEL”), an Italian corporation, filed a tender offer statement on Schedule TO regarding a tender offer for ordinary shares and ADSs of Endesa, S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from the Offerors regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from Acciona, Enel, Endesa and the four Spanish Stock Exchanges. The Spanish prospectus is also available on the web sites of the CNMV.